Filed pursuant to Rule 424(b)(3)
File Nos. 811-23201 and 333-261313

Versus Capital Real Assets Fund LLC

Supplement dated August 1, 2022 to the
Prospectus and Statement of Additional Information, each dated July 22, 2022

Proposed Transaction

On June 29, 2022, Versus Capital Advisors LLC (the “Adviser”) entered into a definitive agreement that contemplates a transaction (the “Transaction”) whereby Colliers VS Holdings Inc., a wholly owned indirect subsidiary of Colliers International Group Inc. (together, “Colliers”) will acquire, directly and indirectly, approximately 75% of the outstanding securities of the Adviser. The remaining balance will be retained by the Adviser’s co-founders and other employees.  The Transaction is subject to the completion or waiver of customary closing conditions.

Upon closing of the Transaction, the change of control of the Adviser would result in an “assignment” under the Investment Company Act of 1940, as amended, and automatic termination of the current investment management and sub‑advisory agreements for Versus Capital Real Assets Fund LLC (the “Fund”).

In anticipation of the Transaction, at a meeting held on July 27, 2022, the Board of the Directors of the Fund (the “Board”) approved a new investment management agreement between the Adviser and the Fund and new sub-advisory agreements between the Adviser and each of the Fund’s current sub-advisers (Brookfield Public Securities Group LLC and Lazard Asset Management LLC) with respect to the Fund, to be effective upon consummation of the Transaction. Shareholders of the Fund will be asked to approve the new investment management and sub-advisory agreements, which are substantially similar to the current agreements between the Fund and the Adviser or the Adviser and each sub-adviser, as applicable.

Changes to the Board of Directors

At its meeting on July 27, 2022, the Board also appointed Ms. Susan K. Wold to serve on the Board as an Independent Director and a member of the Board’s Audit Committee, Nominating and Governance Committee, Investment Committee, and Valuation Committee, effective August 1, 2022. In addition, the Board accepted the resignations of Mr. William R. Fuhs, Jr. and Mr. Mark D. Quam from the Board, effective August 1, 2022.

Shareholders of record on the record date approved by the Board will receive a proxy statement and related materials regarding a special meeting of shareholders of the Fund to be held for the purpose of approving the new investment management and sub-advisory agreements for the Fund and electing the current Directors of the Fund’s Board.

Statement of Additional Information (“SAI”)

Effective immediately, the SAI of the Fund is amended as follows:

All references to Mr. Fuhs and Mr. Quam as Directors of the Fund are hereby deleted from the Fund’s SAI.

The information in the “Directors and Officers” section under “Board Composition and Leadership Structure” of the SAI is updated to add the following information with respect to Ms. Wold:

Name, Address and Year of Birth(1)	Position(s) Held with Fund	Term of Office and Length of Time Served(2)	Principal Occupation(s) During Past 5 Years	Number of Funds in Fund Complex(3) Overseen by Director	Other Public Company Directorships Held by Director
Independent Directors
Susan K. Wold; 1960	Independent Director	Since August 2022	Senior Vice President, Global Ombudsman and Head of North American Compliance of Janus Henderson Investors (2017-2020); Vice President, Chief Compliance Officer and Anti Money Laundering Officer for Janus Investment Fund, Janus Aspen Series, Janus Detroit Street Trust, and Clayton Street Trust (2017-2020); Vice President and Head of Global Corporate Compliance and Chief Compliance Officer of Janus Capital Management LLC (2017); and Vice President of Compliance for Janus Capital Group and Janus Capital Management LLC (2005-2017).	2	None

Susan K. Wold has over 30 years of experience in financial services with broad expertise in global securities regulations, corporate governance and ethics, third party oversight, and mutual funds, exchange traded funds and private fund formation and oversight.  Ms. Wold leverages her years in the asset management industry to navigate governance, regulation and risk, set strategic direction and enhance revenue growth.  She was formerly the Senior Vice President, Global Ombudsman, Head of North American Compliance and interim Head of Risk for Janus Henderson Investors (2017-2020). She was also Vice President, Chief Compliance Officer and Anti Money Laundering Officer for Janus Investment Fund, Janus Aspen Series, Janus Detroit Street Trust and Clayton Street Trust (2017-2020). Prior to that, Ms. Wold was Vice President and Head of Global Corporate Compliance and Chief Compliance Officer of Janus Capital Management LLC and Vice President of Compliance for Janus Capital Group and Janus Capital Management LLC (2005-2017). Prior to Janus Capital Group, Ms. Wold held a variety of positions in the asset management industry including Vice President, Deputy General Counsel and Chief Compliance Officer for National Planning Holdings (2003-2005).  Ms. Wold was also Vice President and Group Counsel for American Express and American Express Financial Advisers (1993-2003). Ms. Wold started her career in private practice with a Minneapolis/St. Paul law firm and focused on advising both private and public businesses and business litigation.  Ms. Wold holds a Juris Doctor from the University of Minnesota Sturm College of Law, a Business Administration degree from Colorado College and a Diversity, Equity, and Inclusion in the Workplace certificate from the University of South Florida MUMA College of Business.  Ms. Wold’s key board skills include strategic planning; corporate governance and regulatory issues; risk management; senior leadership experience; and mergers and acquisitions.

The first sentence of the fourth paragraph in the “Directors and Officers” section under “Board Participation and Committees” of the SAI is hereby deleted and replaced with the following:

The current members of the Audit Committee are Mr. Doherty, Mr. McCready, Mr. Jones, Mr. Sveen and Ms. Wold, each of whom is an Independent Director.

The first sentence of the fifth paragraph in the “Directors and Officers” section under “Board Participation and Committees” of the SAI is hereby deleted and replaced with the following:

The current members of the Nominating and Governance Committee are Mr. Doherty, Mr. McCready, Mr. Jones, Mr. Sveen and Ms. Wold, each of whom is an Independent Director.

Shareholders should retain this Supplement for future reference.